

DIVISION OF
CORPORATION FINANCE

July 12, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (518) 447-8663

Peter J. McNierney
President and Chief Executive Officer
First Albany Companies Inc.
677 Broadway
Albany, New York 12207-2990

>   **Re: First Albany Companies Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed July 5, 2007**
>   **File Nos. 000-14140**

Dear Mr. McNierney:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please tell us how you have considered the requirements of Item 14(b)(11) of Schedule 14A and Article 11 of Regulation S-X and the need to provide financial information with respect to the disposition of the Municipal Capital Markets Group. Note that pro forma presentation of statements of operations for all

periods (i.e. three years) is required for discontinued operations that are not yet reflected in historical statements. Refer to Rule 11-01(a)(4). Provide us with any significance tests performed in determining the significance of the disposition as described in Rule 11-01(b). Also, if the business represents a significant disposition, please provide unaudited financial statements of that business in the proxy materials for the same periods required for the registrant.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons for the Schedule 13E-3 acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me, at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Christopher P. Peterson (*via facsimile* 212/259-6333)
Dewey Ballantine LLP
1301 Avenue of the Americas
New York, New York 10019-6092